Dreyfus Alcentra Global Credit Income 2024 Target Term Fund, Inc.
200 Park Avenue
New York, New York 10166

August 31, 2017

MBC Investments Corp.
200 Park Avenue
New York, New York 10166

Ladies and Gentlemen:

Dreyfus Alcentra Global Credit Income 2024 Target Term Fund, Inc. (the "Fund") hereby accepts your offer to purchase 10,167.768 shares of the Fund's common stock, par value $0.001 per share, at a price of $9.835 per share for an aggregate purchase price of $100,000.00. This agreement is subject to the understanding that you have no present intention of selling or redeeming the shares so acquired.

Sincerely,

Dreyfus Alcentra Global Credit Income 2024 Target
Term Fund, Inc.

By:	/s/ Jeff Prusnofsky
Name: Jeff Prusnofsky
Title: Vice President and Assistant Secretary

Accepted:

MBC Investments Corp.

By:	/s/ Paul Griffiths
Name: Paul Griffiths
Title: Vice President